Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On May 5, 2026, Hennessy Capital Investment Corp. VII and ONE Nuclear Energy LLC published the following press release:

Hennessy Capital Investment Corp. VII Announces Initiation of Analyst Coverage by Benchmark Company and May 6th Fireside Chat

Executives from ONE Nuclear and Hennessy VII to participate in fireside chat on May 6, 2026, hosted by Benchmark Company

WEST PALM BEACH, Fla. & ZEPHYR COVE, Nev.—(BUSINESS WIRE)—Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) and ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, today announced that The Benchmark Company, LLC, a subsidiary of StoneX Group Inc. (“Benchmark”), has initiated coverage of Hennessy VII in connection with its proposed business combination with ONE Nuclear, with a “Buy” rating and a price target of $17.00 per share.

The initiation was published by Benchmark’s senior energy analyst, Subash Chandra, CFA, on April 28, 2026.

The report, titled “Recips (& Nukes) To The Rescue As Power Emerges As Primary AI Constraint,” is available to eligible investors through Benchmark’s research distribution channels.

Benchmark Equity Research is the research division of Benchmark, providing institutional-quality equity research across multiple sectors including Energy Transition, Technology, Healthcare, and Financial Services.

Richard Taylor, CEO of ONE Nuclear, commented: “Benchmark’s positive independent assessment reinforces the compelling value of our long-term approach to fast-track gas and nuclear energy. The report recognizes the significant opportunities ahead for ONE Nuclear to develop own and operate baseload energy solutions, behind the meter and grid connected, with our strong relationships and access to multiple technologies. Benchmark has captured both the near-term prospects for our business and the long-term potential of our differentiated model in the evolving gas and nuclear landscape. We look forward to discussing this further at the Fireside Chat on 6 May.”

Fireside Chat Scheduled for May 6, 2026 (12:00pm ET)

Executives from Hennessy VII and ONE Nuclear, including Daniel J. Hennessy, Chairman and Chief Executive Officer of Hennessy VII, and Richard Taylor, Co-Founder and CEO of ONE Nuclear, will participate in a fireside chat hosted by Benchmark. The event is scheduled for 12:00pm ET on Wednesday, May 6, 2026.

Please e-mail onenuclear@icrinc.com at least 30 minutes before the event begins to receive instructions on how to access the event.

Additional information can be found at ONE Nuclear’s investor website at www.onenuclearenergy.com/investors.

About the Business Combination

Hennessy VII entered into a business combination agreement with ONE Nuclear on October 23, 2025, pursuant to which, following consummation of the proposed transaction, the combined company is expected to be listed on Nasdaq under the ticker symbol “ONEN”. Completion of the proposed transaction is subject to approval by Hennessy VII’s shareholders, the registration statement relating to the proposed transaction being declared effective by the SEC, and other customary closing conditions.

ONE Nuclear is an independent developer of large-scale energy parks powered by natural gas and advanced nuclear small modular reactor (SMR) technologies. ONE Nuclear’s platform is designed to deliver reliable, baseload power at scale to energy-intensive customers, including data centers, industrial users, and grid infrastructure.

The proposed transaction is expected to provide up to approximately $210 million in gross proceeds, from a combination of anticipated PIPE proceeds and up to $195 million of cash held in Hennessy VII’s trust account, before accounting for potential redemptions and transaction expenses. Proceeds are expected to be used to support ONE Nuclear’s development activities and to fund transaction-related costs.

About Hennessy VII

Hennessy VII (NASDAQ: HVII) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com.

About ONE Nuclear

ONE Nuclear is an independent developer of scalable energy solutions powered by natural gas and advanced nuclear SMR technology. ONE’s approach seeks to meet rapidly growing energy demand with a fast-to-market and fully integrated platform to develop, own and operate utility-scale natural gas and advanced nuclear power generation to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination by the shareholders of Hennessy VII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by Hennessy VII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently know or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This press release contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this press release. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this press release. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, Hennessy VII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of Hennessy VII’s ordinary shares in connection with Hennessy VII’s solicitation of proxies for the vote by Hennessy VII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Hennessy VII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of Hennessy VII as of a record date to be established for voting on the Business Combination.

This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Hennessy VII may file with the SEC. Before making any investment or voting decision, investors and security holders of Hennessy VII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, Hennessy VII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Hennessy VII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Hennessy VII may be obtained free of charge from Hennessy VII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Hennessy VII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Hennessy VII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of Hennessy VII’s directors and executive officers, please refer to Hennessy VII’s annual report on Form 10-K filed with the SEC on March 6, 2026 and the Registration Statement, the Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Hennessy VII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey – ICR, Inc.

For Media: Matt Dallas – ICR, Inc.

onenuclear@icrinc.com